On July 27, 2010, the investment strategy changed to a "large cap blend" strategy whereby the Fund generally will invest at least 80% of its assets, plus any borrowings for investment purposes, in equity securities of U.S. companies with large market capitalizations ("large companies").
Under the new investment strategy, the Fund will consider a large company to be one that is represented in the S&P 500
Index or has similar attributes and capitalizations to companies in the S&P 500 Index. Under the new investment strategy, the Fund will continue to follow quantitative portfolio management techniques rather than a traditional fundamental equity research approach. The Fund's portfolio managers will select securities for the Fund using the same proprietary quantitative models as they currently use, which are designed to:

forecast the expected relative return of stocks by analyzing a number of fundamental factors, including a company's relative valuation, use of capital, balance sheet quality, profitability, realized and expected growth potential and earnings and price momentum, identify stocks likely to suffer price declines if market conditions deteriorate and limit the Fund's overall exposure to such low quality stocks, and help determine the Fund's relative exposure to different industry sectors by analyzing sector performance under different market scenarios.

Under the new investment strategy, the portfolio managers apply the proprietary quantitative models to companies that are represented in the S&P 500 Index, as well as other companies with similar attributes and capitalizations to the companies in the S&P 500 Index. A stock may be overweighted or underweighted in relation to the S&P 500 Index based on the expected return and risks associated with that stock, both considered relative to the Fund as a whole, among other characteristics. In general,the Fund will maintain investmentattributes that are similar to those of the S&P 500 Index, andlimit its divergence from the S&P 500 Index in terms of market,industry and sector exposures.